UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

19 November 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ICU Medical, Inc.

File No. 0-19974 -- CF# 24119

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ICU Medical, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 4, 2009.

Based on representations by ICU Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1   through September 4, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel